Exhibit T3E-1

JOINT JUDICIAL REORGANIZATION PLAN OF THE COMPANIES BELONGING TO CONSTELLATION GROUP CONSOLIDATED ON JUNE 28, 2019.

SERVIÇOS DE PETRÓLEO CONSTELLATION S.A. - IN JUDICIAL REORGANIZATION, a closely held corporation, enrolled with CNPJ/MF under No. 30.521.090/0001-27, headquartered at Av. Presidente Antônio Carlos, n. 51, 3°, 5°, 6° e 7° andares, Centro, Rio de Janeiro, State of Rio de Janeiro, CEP 20020-010(“Constellation”); SERVIÇOS DE PETRÓLEO CONSTELLATION PARTICIPAÇÔES S.A. - IN JUDICIAL REORGANIZATION, a closely held corporation, enrolled with CNPJ/MF under No. 12.045.924/0001-93, headquartered at Av. Presidente Antônio Carlos, n. 51, sala 601, 6° andar, Centro, Rio de Janeiro, State of Rio de Janeiro, CEP 20020T3E-1-010 (“Constellation Par”); MANISA SERVIÇOS DE PETRÓLEO LTDA. - IN JUDICIAL REORGANIZATION, a limited liability company, enrolled with CNPJ/ME under No 11.801.519/0001-95, with headquarters at Rua do Engenheiro, n. 736, quadra I, lotes 02, 03, 04, 05, 08, 09 e 10, Rio das Ostras, State of Rio de Janeiro, CEP 28.890-000 (“Manisa”); TARSUS SERVIAOS DE PETRÓLEO LTDA. - IN JUDICIAL REORGANIZATION, a limited liability company, enrolled with CNPJ under No 11.801.960/0001-77, with headquartes at Rua do Engenheiro, No 736, quadra I, lotes 02, 03, 04, 05, 08, 09 e 10, Rio das Ostras, State of Rio de Janeiro, CEP 28.890-000 (“Tarsus”); ALPHA STAR EQUITIES LTD. (IN PROVISIONAL LIQUIDATION), a company with headquarters at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Alpha Star”); AMARALINA STAR LTD., a company headquartered at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Amaralina”); ARAZI S. À.RL, a company with headquarters at Avenue de la Gare, 8-10, CEP: 1616, Luxembourg (“Arazi”); BRAVA STAR LTD., a company headquartered at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Brava Star”); CONSTELLATION OIL SERVICES HOLDING SA, a company with headquarters at Avenue de la Gare, n. 8-10, Luxembourg, registered under No. B163424 (“Constellation Holding”); CONSTELLATION OVERSEAS LTD. (IN PROVISIONAL LIQUIDATION), a company registered with the CNPJ/ME under no. 12.981.793/0001-56, established at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Constellation Overseas”); CONSTELLATION SERVICES LTD., a company with headquarters at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands, enrolled with CNPJ / ME under no. 26.496.540/0001-00 (“Constellation Services”); GOLD STAR EQUITIES LTD. (IN PROVISIONAL LIQUIDATION), a company with headquarters at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Gold Star”); LANCASTER PROJECTS CORP., a company with headquarters at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Lancaster”); LAGUNA STAR LTD., a company with headquarters at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Laguna”); LONE STAR OFFSHORE LTD. (IN PROVISIONAL LIQUIDATION), a company with headquarters at Tortola Pier Park, Building 1, 2nd Floor, Wickhams Cay I, Road Town, Tortola, British Virgin Islands (“Lone Star”); SNOVER INTERNATIONAL INC. (IN PROVISIONAL LIQUIDATION), a company with headquarters at Tortola Pier Park, Building 1, 2nd Floor, Mr Wickham Cay I, Road Town, Tortola, British Virgin Islands (“Snover”); and STAR INTERNATIONAL DRILLING LIMITED, a company enrolled with CNPJ/ME under no 05.722.506/0001-28, with headquarters at Clifton House, 75 Fort Street, George Town, P.O. Box 1350, Cayman Islands (“Star Drilling” and together with Constellation, Constellation Par, Manisa, Tarsus, Alpha Star, Amaralina Star, Arazi, Brava Star, Constellation Holding, Constellation Overseas, Constellation Services, Gold Star, Lancaster, Laguna, Lone Star, Snover, for themselves or for their Joint Provisional Liquidators, as defined below, “Constellation Group” or “Debtors”) make available, in the records of the Judicial Reorganization (as defined below) in progress before the Court of Judicial Reorganization (as defined below), the present Plan (as defined below), pursuant to article 53 of the LRF (as defined below), whose terms and conditions are governed by the following clauses.

DEFINITIONS AND RULES OF INTERPRETATION.

DEFINITIONS. The terms and expressions used in capital letters, whenever mentioned in the Plan, shall have the meanings attributed to them in this Clause 1.1. Such definite terms shall be used, as appropriate, in their singular or plural form, in the male or female gender, without thereby losing the meaning attributed to them.

“Shareholders”: LuxCo and CIPEF.

“Plan Support Agreement”: is the Second Amended and Restated Plan Support Agreement and Lock-up Agreement and its respective Annexes, signed on June 28, 2019, by and among, inter alia, ALB Creditors, Bradesco, Creditors of the Bonds 2024 Supporters, the Shareholders and the Constellation Group, containing the conditions for restructuring and payment of ALB Credits, of the Bradesco Credits and Bonds 2024 Credits, which are reflected in this Plan. The Plan Support Agreement constitutes Annex III to this Plan.

“Bradesco Reimbursement Agreements”: (i) the Reimbursement Agreement dated May 25, 2016, as amended, entered into between Bradesco, as issuer of the letter of credit and Constellation Overseas, as letter of credit applicant; and (ii) the Reimbursement Agreement dated August 7, 2015, as amended, entered into by Bradesco as issuer of the letter of credit and Constellation Overseas, as a letter of credit applicant.

“Judicial Administrator”: It is the Law Firm Marcello Macêdo Advogados, represented by Mr. Marcello Macêdo, lawyer enrolled with OAB/RJ under No. 65,541, as appointed by the Court of Recovery, under the terms of Chapter II, Section III of the LRF, or whoever replaces him from time to time.

“A/L Cash Collateral Agreement”: A/L Cash Collateral Agreement entered into on December 10, 2018, between Amaralina and Laguna, as borrowers, HSBC Bank USA, National Association, as administrative agent and collateral agent, Amaralina and Laguna creditors and the Debtors, according to the contract draft on pages. 1.864/1.880.

“Disposal of Assets”: means the disposal of Assets, including FPSO Assets, whether they are isolated production units or not, through direct selling, according to art. 66 of the LRF and/or in accordance with the rules of competitive process contained in articles 60, main section and sole paragraph, 142 and other applicable provisions of the FRL and article 133, paragraph 1 of the National Tax Code, under the terms of Clauses 3.10 and 3.11 below. The rules of competitive processes, including the description of the specific assets that shall form the isolated production units (“UPIs”), shall be established in the respective notices. The assets and rights that shall make up any UPIs shall be disposed of free of any debts, contingencies and obligations of the Constellation Group and its subsidiaries or related parties, including, without limitation, those of a tax, environmental and labor nature.

“ANP”: National Agency of Petroleum, Natural Gas and Biofuels.

“Plan Approval”: approval of the Plan at the Creditors’ Meeting. For the purposes of this Plan, it is considered that Approval of the Plan occurs on the date of the Creditors’ Meeting in which the Pan is voted and approves, even if the Plan is not approved by all Creditors Classes on this occasion, and subsequently pursuant to articles 45 or 58 of the FRL.

“Creditors’ Meeting”: It is any General Creditors’ Meeting, held under the terms of Chapter II, Section IV, of the LRF.

“Asset” or “Assets”: It means all assets, movable or immovable, and rights that comprise the current assets of the Debtors, as defined in the Business Corporation Law, including, but not limited to, the drilling units owned by the Debtors and equity interests in other companies.

“FPSO Assets” means the totality of assets held by Arazi and Lancaster, including the equity interests, related to property and/or direct or indirect operation, as applicable from the following FPSOs (Floating Production Storage and Offloading): (i) FPSO Capixaba; (ii) FPSO Cidade de Paraty; (iii) FPSO Cidade de Ilhabela; (iv) FPSO Cidade de Marica; and (v) FPSO Cidade de Saquarema, which shall be disposed under this Plan, pursuant to Clause 3.11 below and in accordance with the Plan Support Agreement. FPSO Assets include, without limitation, the equity interests held by Arazi and Lancaster in FPSO Companies.

“Bradesco”: Banco Bradesco S.A., Grand Cayman Branch.

“Brava Cash Collateral Agreement”: It is the Brava Cash Collateral Agreement entered into on December 10, 2018, between Brava Star, as borrower, Citibank, N.A., as administrative agent and guarantor agent, Brava Creditors and Debtors, according to the contract draft on pages. 1.881/1.897.

“Bonds 2019”: the non-guaranteed senior notes (securities), maturing in 2019, issued by Constellation Holding, at the rate of 6.25%, in the form of Issue Deed of Bonds 2019.

“Bonds 2024” means the guaranteed senior notes, maturing in 2024, issued by Constellation Holding, in the form of the Issue Deed of Bonds 2014, at a rate of 9.00% in cash and 0.50% in PIK, fully guaranteed by Constellation Overseas, Alpha Star, Lone Star, Gold Star, Olinda Star Ltd. (“Olinda Star”), Snover and Star Drilling and partially guaranteed by Arazi.

“Letters of Credit”: The letters of credit issued by Bradesco under the terms of the Reimbursement Agreements, dated 08.07.2015 and 05.25.2016, in which Constellation Overseas is the main debtor.

“CIPEF”: are the minority shareholders’ direct or indirect investment funds of the Debtors, whose investment advisor is Capital International Inc.

“Classes”: Classes in which the Debtors’ Bankruptcy Credits are classified according to the nature of the Bankruptcy Credits, as foreseen in Article 41 of the LRF.

“CNPJ/MF”: It is the Corporate Tax Registration of the Ministry of Finance.

“Backstop Commitment” means the agreement whereby the Bonds 2024 Supporters undertake to provide minimum resources for the New Bonds 2024 Resources, pursuant to Annex G of the Support Plan Agreement.

“Reserve Accounts”: These are the debt service reserve accounts, which serve as collateral for the ALB Credits.

“Credits”: Credits and obligations (including obligations to do so) held by Creditors against the Debtors, overdue or due, materialized or contingent, net or gross, purpose or not of judicial dispute, arbitration proceeding or administrative proceeding, initiated or not, existing on the Request Date or whose triggering event is earlier or coincident with the Request Date or arising from contracts, instruments or obligations existing on the Request Date, whether or not listed in the List of Creditors, and whether or not subject to the effects of this Plan.

“ALB Credits”: The Amaralina and Laguna Credits and the Brava Credit.

“Amaralina and Laguna Credits”: These are the Credits owed by Amaralina and Laguna arising from the Senior Syndicated Credit Facility Agreement executed on March 27, 2012, as amended, from time to time, entered into between Amaralina and Laguna, as borrowers, certain banks, as creditors, and HSBC Bank USA, National Association, as administrative and collateral agent.

“Support Credits”: These are the credits held by the Supporting Creditors, who are also fully deemed as Partner Creditors, according to Clause 1.1.47 below.

“Bradesco Credits”: these are the Bankruptcy Credits held by Bradesco arising from loan agreements dated 05.09.2014 and 01.30.2015, entered into by Bradesco as a creditor and Constellation Overseas as debtor.

“Brava Credits”: It means the Credits owed by Brava Star arising from the Senior Syndicate Credit Facility Agreement entered into on November 21, 2014 by Brava Star, as borrower, certain creditor banks and Citibank N.A., as administrative and collateral agent.

“Bonds 2019 Credits”: These are the Credits held by the Bonds 2019 Creditors.

“Bonds 2024 Credits”: These are the Credits held by Bonds 2024 Creditors.

“2024 Non-Participating Bond 2014 Credits” these are the Credits held by the Bond 2024 Creditors that do not participate in the Bonds 2024 New features.

“Bonds 2024 Credits Participants” these are the Credits held by the Bonds 2024 Creditors that participate in the New Bonds 2024 Features.

“Secured Credits”: Credits secured by collateral rights, up to the limit of the value of the respective asset, under the terms of Article 41, section II and 83, item II of the LRF, including ALB Credits and Bond 2024 Credits, which shall be restructured under the terms of the Clause 4.1 below.

“Bankruptcy Credits”: Credits held by Creditors against Debtors, or that they may be liable for any type of co-obligation, whether overdue or due, materialized or contingent, net or gross, purpose or not of judicial dispute or arbitration proceeding, existing on the Request Date or whose triggering event is preceding the Request Date, or arising from contracts, instruments or obligations existing on the Request Date, subject to the judicial reorganization scheme and that thereupon are subject to this Plan, under the terms of the LRF.

“Supplier Credits”: these are the Unsecured Credits and ME/EPP Credits held by Suppliers Creditors.

“Partner Credits”: these are the Credits held by Partner Creditors.

“Gross Credits”: Credits held by Creditors against the Debtors, whether overdue or due, materialized or contingent, purpose or not of judicial or administrative dispute or arbitration proceeding, initiated or not, arising from any legal relationships and existing contracts prior to the Request Date, even if settled until the Homologation Date, including services already rendered and pending of measurement, whose existence and/or values are or shall be questioned by the Debtors. The Bankruptcy Credits recognized by the Debtors on the Creditors list are not gross, which shall be restructured in accordance with Clause 4.7 below.

“ME/EPP Credits”: These are the credits held by the Bankruptcy Creditors organized in the form of micro and small enterprises, as defined by Complementary Law No. 123, dated December 14, 2006, and by Articles 41, item IV and 83, item IV, d, of the FRL, which shall be restructured pursuant to the Clause 4.5 below.

“Unsecured Credits”: these are the Bankruptcy Credits provided for in articles 41, item III and 83, item VI of the FRL, including but not limited to Bradesco Credits and Bonds 2019 Credits, which shall be restructured in accordance with Clause 4.3 below.

“Late Credits”: Credits that are authorized in the List of Creditors after publication in the official press under the provisions of Article 7, paragraph 2 of LRF.

“Labor Credits”: It means Credits and rights derived from labor legislation or arising from a work accident, under the terms of article 41, item I and 83, item I of the LRF and the credits and rights consisting of legal fees, which shall be restructured in accordance with the Clause 4.1 below.

“Creditors”: It means the individuals or legal entities holding Credits, whether or not listed in the List of Creditors.

“Amaralina and Laguna Creditors”: these are the Creditors who hold Amaralina and Laguna Credits.

“ALB Creditors”: These are the Creditors who hold ALB Credits.

“Brava Creditors”: these are the Creditors who hold Brava Credits.

“Supporting Creditors”: It means the Debtors Bankruptcy Creditors Group who signed the Plan Support Agreement; which, together, represent in this present date the percentage of 75.7% of the Secured Credits and 59.2% of the Unsecured Credits, according to the Creditors List, and that shall be subject to differentiated conditions of payment because they are effectively contributing to the restructuring of the Constellation Group, including, but not limited to, the provision of New Resources, as provided in this Plan and the Plan Support Agreement; that is, Creditors who (i) believe in the economic viability of the Debtors;

in advance, agreed to the restructuring of their Bankruptcy Credits, as provided for in the Plan Support Agreement; and (iii) provide New Resources.

“Assignee Creditors”: It means the Creditors who become holders of Bankruptcy Credits due to the conclusion of credit assignment agreements in which a Bankruptcy Creditor appears as the assignor and the object of the assignment is a Bankruptcy Credit.

“Partner Creditors”: the following are considered Partner Creditors: (i) the Supporting Creditors, because they allocate New Resources;

(ii) the Bonds 2024 Participants Creditors; (iii) the Supplier Creditors that maintained the supply of goods and/or services to Debtors, without undue alteration of the terms and conditions applied to the Date of the Request; once requested by any of the Debtors, do not refuse to provide goods and/or services on the terms and conditions applied to the Date of the Request; not having any kind of ongoing litigation against any of the Debtors and have not adopted collection procedures, protests or any other acts related to Bankruptcy Credits that entail credit restriction of Constellation Group (“Operating Partners Creditors”); (iv) Contracting Creditors of Debtors that maintain the current contractual and commercial relationship with the Debtors or that establish new contracts with the Debtors from the Date of the Request (“Customer Partners Creditors”); their employees and former employees holders of Unsecured Credits (“Employee Partners Creditors”); (v) Unsecured Creditors that provided financial advisory services in the process of restructuring the debts of Debtors (“Restructuring Partners Creditors”).

“Secured Creditors “: Creditors who hold Secured Credits.

“Bankruptcy Creditors”: Creditors who hold Bankruptcy Credits.

“Bonds 2019 Creditors”: these are the Creditors whose Credits originate in the Bonds 2019 Issue Deed.

“Bonds 2024 Creditors” are the Creditors whose Credits originate in the 2024 Bond Issue Deed.

“Support Bonds 2024 Creditors”: these are the Creditors who hold Bonds 2024 Credits who signed the Plan Support Agreement.

“Non-Participating Bond 2024 Creditors”: These are the Creditors who hold Non-Participating Bonds 2024 Credits.

“Bonds 2024 Creditors Participants”: These are the Creditors who hold Bonds 2024 Creditors Participants.

“Supplier Creditors”: are the holders of Unsecured Credits and ME/EPP Credits that derive from the supply of goods and services necessary for the development of the Constellation Group’s activities and/or its restructuring.

“Gross Creditors”: The Creditors who hold Gross Credits.

“ME/EPP Creditors”: These are the Creditors who hold ME/EPP Credits.

“Unsecured Creditors”: Creditors who hold Unsecured Credits.

“Late Creditors”: Creditors who hold Bankruptcy Credits that, in whole or in part, may be considered Late Credits.

“Subrogatory Creditors”: Creditors who subrogate in the position of Bankruptcy Creditor because they have paid, spontaneously or not, any Bankruptcy Credit for which they are considered co-obligated, by contract, legal provision or judicial determination.

“Labor Creditors”: Creditors who hold Labor Credits.

“Labor Creditors Individuals who hold the Sub-Judice Credits”: These are the Labor Creditors Individuals who filed lawsuits, administrative and/or arbitration proceedings against the Constellation Group before the Request Date or did so until the Judicial Homologation of the Plan.

“Processing Decision Date”: The date on which a decision was rendered granting the processing of the Judicial Reorganization filed by the Debtors, i.e., 12.06.2018.

“Closing Date”: is the corresponding date to the issue and beginning of effectiveness of the New Restructuring Instruments, as defined and specified in Clause 1.01. of the Plan Support Agreement (RJ Closing Date), observing the terms and conditions precedent provided in the Plan Support Agreement, which date shall be timely communicated in the records of Reorganization. “FPSO Asset Disposal Closing Date” means the date of the conclusion of the disposition of the FPSO Assets as specified in Clauses 3.11 below.

“Date of Homologation”: This is the date of publication in the Official Press of the Judicial Homologation of the Plan rendered by the Court of Reorganization.

“Request Date”: It is the date on which the request for Judicial Reorganization was filed by the Debtors, ie, 12.06.2018.

“Business Day”: Business Day shall be any day other than Saturday, Sunday, national holiday, municipal holiday or that, for any reason, there is no forensic and/or banks service in the cities of São Paulo, Rio de Janeiro, New York, London, Luxembourg, Panama City and Mumbai. For the purpose of compliance with expected obligations s as provided in the Plan Support Agreement, the definition of the business day defined in Clause 1.01 of the Business Day Agreement shall be considered.

“Creditors’ Notice”: is the notice provided for in § 1st of art. 52 of the LRF presented by the Constellation Group on Judicial Reorganization and published on 12.18.2018 in the Electronic Justice Gazette of the Justice Court of the State of Rio de Janeiro and on 12.19.2018 in the Commerce, Industry and Services Gazette.

“FPSO Companies ” means FPSO Capixaba Venture S.A., SBM Espirito Do Mar Inc., Tupi Nordeste Ltd., Tupi Nordeste Holding Ltd., Tupi Nordeste S.à.rl, Guara Norte Holding Ltd., Guara Norte S.à.rl, Alfa Lula Alto Holding Ltd., Alfa Lula Alto S.à.rl, Beta Lula Central Holding Ltd. and Beta Lula Central S.à.r.l.

“Issue Deed of Bonds 2019”: It is the Deed (Indenture) dated November 9, 2012, as amended from time to time, with Deutsche Bank Trust Company Americas, as trustee, payment agent, transfer agent and register agent.

“Issue Deed of Bonds 2024”: It is the Deed (Indenture) dated July 27, 2017, between Constellation Holding, as issuer, Constellation Overseas, Lone Star, Gold Star, Olinda Star, Snover and Star Drilling as guarantors, Arazi as a partial guarantor and the Wilmington Trust, National Association, as trustee, payment agent, transfer agent and register agent.

“Excess Cash Flow” means Excess Cash Flow, as defined in Appendix V of the Term Sheet.

“Constellation Group”: It is the economic group formed by the Debtors.

“Holdco 1”: has the meaning assigned to it in Clause 3.7 below.

“Holdco 2”: has the meaning assigned to it in Clause 3.7 below.

“Judicial Homologation of the Plan”: It is the judicial decision rendered by the Court of Recovery that grants Judicial Reorganization, pursuant to Article 58, main section and/or Paragraph 1 of the LRF. For the purposes of this Plan, it is considered that the Judicial Homologation of the Plan shall occur on the Date of Homologation.

“New Bradesco Resources Instrument” means the loan agreement to be entered into between Bradesco and the Debtors with the terms and conditions applicable to the New Bradesco Resources, including inter alia the preceding conditions for the disbursement of New Bradesco Resources to occur on the Closing Date, the guarantees to be granted to Bradesco in the form of the Plan Support Agreement, obligations to do and not to do, hypotheses of early maturity.

“Court of Recovery”: It is the Court of 1st Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, for which the request for Judicial Reorganization of the Constellation Group was submitted.

“Joint Provisional Liquidators”: Eleanor Fisher and Paul Pretlove jointly appointed by the Superior Court of the British Virgin Islands on 19 December 2018 to act jointly or separately as provisional liquidators for the following Debtors: Constellation Overseas, Lone Star, Olinda Star, Snover, Alpha Star and Gold Star.

“Reports”: (i) The economic-financial feasibility report; and (ii) the valuation report of property and assets of the Debtors, submitted under the terms and for the purposes of article 53, items II and III, of the FRL, which are included in Annexes I and II to this Plan, respectively.

“Business Corporation Law”: Federal Law No. 6,404, dated December 15, 1976, as amended. “LIBOR”> It is the London Interbank Offered Rate, which is comprised of the dollar deposit rates disclosed by the Bloomberg Financial Markets Service at 11:00 AM (London time) or by any other similar service that discloses the fees of the British Bankers Association. For the purposes of this Plan, LIBOR shall be considered for US dollar operations in the form of the Plan Support Agreement.

“List of Creditors”: is the consolidated list of creditors of the Debtors prepared and published by the Judicial Administrator, in accordance with § 2 of art. 7 of the LRF.

“LRF”: It is the Federal Law No. 11,101, of February 9, 2005, as amended, which regulates the judicial and extrajudicial reorganization and also businessman and company bankruptcy. “LuxCo”: LUX Oil & Gas International S.a.r.L., majority shareholder, direct or indirect, of the Debtors.

“Subsequent Milestones” are the milestones described in Clause 2 of Annex D of the Plan Support Agreement.

“New Restructuring Instruments” means the instruments that shall be signed and shall become effective on the Closing Date provided that the foregoing conditions set forth in the Agreement to Support the Plan and reflected in these instruments are verified, as well as to govern and estimate (i) the New ALB Resources, the New Bonds 2024 Resources and the New Bradesco Resources; (ii) the guarantees to be granted in the form of the Plan Support Agreement; and (iii) the other transactions contemplated in this Plan and in the Plan Support Agreement, as necessary.

“New Resources”: means the New ALB Resources, the new Bonds 2024 Resources and the New Bradesco Resources, together.

“New ALB Resources” means the new loans to the Debtors Amaralina, Laguna and Brava to be carried out by the ALB Creditors under the Plan Support Agreement in the total amount of US$ 39.074.535,41 described in Clause 3.5.1 below, which shall be released by means of tranches of the Restructured ALB Credits, in the form of the Plan Support Agreement, provided that the previous conditions therein are fulfilled.

“New Bonds 2024 Resources” means the new loans to the Judicial Reorganization made by the Participants Bonds 2024 Creditors, pursuant to the Plan Support Agreement and the Backstop Commitment, provided that the previous conditions therein are met, in the amount of US $ 27.000.000,00, described in Clause 3.5.2 below,

“New Bradesco Resources” means the new loan to the Judicial Reorganization to be carried out by Bradesco pursuant to the Plan Support Agreement, provided that the conditions set forth therein are met, in the total amount of US$ 10.000.000,00 (ten million US dollars), described in Clause 3.5.3 below.

“OPEC”: Organization of the Petroleum Exporting Countries.

“Exempt Parties” means: (i) the Shareholders, (ii) the Joint Provisional Liquidators, the Debtors, its subsidiaries and other Companies belonging to the same group (except for Olinda Star, which is not a Exempt Party), and their respective officers, directors, employees, lawyers, advisers, agents, agents, representatives, including their predecessors and successors, considering also that the Exempt Parties do not include any partner or joint venture partner, former member of any Debtors entity or any other entity that is not a member of the Constellation Group and is a debtor of the entity of the Constellation Group.

“Petrobras”: is the Petróleo Brasileiro S.A., a federal mixed-capital company created by Law No. 2,004, dated October 3, 1953, and governed by Law No. 9,478, dated August 6, 1997, registered in the CNPJ/ME under No. 33.000.167/0001-01, with its head office at Av. República do Chile n. 65, sala 502, Centro, Rio de Janeiro/RJ, CEP 20.031-912.

“PIK” means capitalization of interest without payment in cash under the specific contract.

“Plan”: This judicial reorganization plan and all its annex, as amended, modified or altered from time to time.

“Processes”: It means any and all litigation, in the judicial, administrative or arbitral spheres (at any stage, including execution/enforcement of judgment) in any jurisdiction, in progress on the Request Date involving discussion related to any of the Credits before the Judiciary or arbitral court, as the case may be, including labor claims.

“Auxiliary Process Abroad”: This is the auxiliary procedure filed by Debtors before the US jurisdiction, based on Chapter 15 of the U.S. Bankruptcy Code (Chapter 15), as well as the auxiliary procedure filed by the Debtors in the British Virgin Islands, called “soft touch provisional liquidation”.

“Judicial Reorganization”: It is the process of Judicial Reorganization of the Debtors under No. 0288463-96.2018.8.19.0001.

“Debtors”: It has the meaning assigned in the preamble.

“Rights Offering New Bonds 2024 Resources”: is the offer to Bonds 2024 Creditors of the opportunity to subscribe for new debt securities pursuant to Section 3.5.2 below.

“Term Sheet”: Annex A of the Plan Support Agreement (RJ Plan Term Sheet).

PLAN SUPPORT AGREEMENT. The Plan Support Agreement is an integral, inseparable and indivisible part of this Plan in its entirety; provided that in the event of a conflict of any kind between the provisions of this Plan and the Plan Support Agreement, shall prevail (i) the provisions of the Plan Support Agreement, in respect of ALB, Bradesco, Bonds 2024 Creditors and to ALB Credits, Bradesco Credits, Bonds 2024 Credits, New ALB Resources, New Bonds 2024 Resources, New Bradesco Resources and (ii) the provisions of the Plan, with respect to other Bankruptcy Creditors other than the ALB, Bradesco, Bonds 2024 Creditors and their respective Bankruptcy Credits.

The Approval of the Plan and the Judicial Homologation of the Plan imply the concurrent approval and judicial homologation of the Plan Support Agreement.

TRANSLATION. In case of divergence between the original Portuguese version of the Plan and the English version of the Plan that may exist or be made available by the Constellation Group or its advisers, the Portuguese version shall prevail. In the event of a divergence between the original English version of the Agreement to Support the Plan and its Annexes and Appendices thereto and the Portuguese version of the Agreement to Support the Plan and its Annexes and Appendices thereto that may exist or be made available by the Constellation Group or its advisers, the English version shall prevail.

The Joint Provisional Liquidators relied on a version of the Plan translated into English, reserving all of its rights pending the translation of the Plan into English.

CLAUSES AND ANNEXES. Unless otherwise specified, all Clauses and Annexes mentioned in this Plan refer to Clauses and Annexes to this Plan, as well as references to Clauses or items in this Plan refer also to the respective sub-clauses and sub-items. All Annexes to this Plan are incorporated herein and constitute an integral, inseparable and indivisible part of the Plan. In the event of any inconsistency between this Plan and any Annex, the Plan shall prevail, except when dealing with provisions of the Plan Support Approval.

HEADINGS. The titles of the chapters and clauses of this Plan have been included for reference only and shall not affect their interpretation or the content of their provisions.

TERMS. The terms “include”, “including” and similar terms are to be construed as accompanying the expression “but not limited to”.

REFERENCES. The references to any documents or instruments include all its amendments, consolidations and additions, except as otherwise expressly provided by this Plan.

LEGAL PROVISIONS. References to legal provisions and laws shall be construed as references to such provisions as in force on such date or at a date that is specifically determined by the context.

TERMS. All the durations foreseen in this Plan shall be counted in the form determined in Article 132 of the Civil Code, not taking into account the day of the beginning and including the day of the expiration. Any durations of this Plan (whether counted in Business Days or not) whose final duration falls on a day that is not a Business Day shall automatically be extended to the first subsequent Business Day, unless otherwise provided in the Plan Support Agreement.

GENERAL CONSIDERATIONS.

BRIEF HISTORY. In spite of the fact that the first records related to the development of the oil and gas sector in Brazil trace back to the imperial times, it was only in the 30’s - and with the creation of Petrobras - that oil exploration and production gained prominence in the country.

In 1980, Queiroz Galvão Perfurações SA was founded in Rio de Janeiro.

-	the embryo of the Constellation Group and currently named Serviços de Petróleo Constellation S.A.

Initially, by providing services to Petrobras, the Constellation Group’s operations were carried out through the leasing of onshore drilling rigs, the so-called onshore rigs, mainly in the North and Northeast of the country.

In parallel with the development of the onshore drilling activity, following the new economic moment in Brazil, the Constellation Group developed and internationalized, becoming also engaged in offshore drilling activity, with a strong performance in ultra deep waters.

Currently, the Constellation Group holds a total of 17 probes, of which:

9 onshore drilling rigs, 4 conventional and 5 helitransportables; and

8 offshore drilling rigs, 2 semi-submersible anchors for water slide operation up to 1,100 meters, 3 dynamic positioning for operation in water depths of up to 2,700 meters and 3 drill rig vessels for operation in water depth up to 3,000 meters.

The Constellation Group’s outstanding performance also comes from massive investments made by the Debtors. From its foundation to Judicial Reorganization, the Constellation Group invested approximately US$ 5 billion in its business activity.

The predominant operational activity of the Constellation Group is through offshore rigs, out of a total of 8, 7 operating in Brazil. These rigs were acquired by the Constellation Group according to the demand of the oil and gas sector in Brazil, in order to serve, as a priority, the prospects undertaken by Petrobras in the country.

The Constellation Group is a leader in performance in pre-salt operations due to: (a) its high operational efficiency; (b) real-Time Operations Center (RTOC), which enables remote operations supervision and increased process security through performance monitoring and problem-solving collaboration; (c) extensive experience with operational issues, which include a crew set with the challenges of this operating environment, together with procedures specially developed to assist the drilling activity; and (d) the equipment of the drilling units perfectly adapted to the particularities of the pre-salt area.

In addition to exploration of the probes, the Constellation Group also operates in consortia operating Floating Production Storage and Offloading (FPSOs) for exploration (production), storage of oil and/or natural gas and outflow of production by oil tankers.

In short, the Constellation Group is one of the largest business groups in the oil and gas for the provision of services for exploration sector, having been recognized by its clients, the ANP and institutional players. Therefore, the importance of the Debtors is unquestionable, being fundamental their uplift and preservation for the oil and gas industry in the country.

CORPORATE AND OPERATIONAL STRUCTURE. The corporate and operational structure of the Constellation Group is represented in the organizational chart in Annex IV to this Plan. Warn of the typical corporate structure of the oil and gas sector, with the parent company abroad controlling specific purpose companies, also abroad, that take financing abroad, acquire probes and charter the client - historically, in the case of the Constellation Group, Petrobras - with the operating company located in the client’s country, where the probes effectively operate, in the case of Brazil.

In fact, the corporate organization of the Debtors reflects the concern of the Constellation Group with its administrative, financial and operational efficiency, so all the Debtors have been coordinating business to direct their assets to the excellent performance of services for exploration of oil and gas predominantly in Brazil.

REASONS FOR THE CRISIS. Constellation Group’s current financial situation comes from a number of factors, notably: the fall in the price of oil barrel, the crisis in demand in the oil and gas sector, the contracting of financing for the acquisition of drilling units, restrictions to credit for companies in the oil and gas sector, the fall in the rate of remuneration for service and charter contracts, the economic and political scenario in Brazil, the Petrobras Divestment Program, regulatory requirements and the increase in the tax burden.

In fact, after the world economic crisis of 2008, which slowed global economic growth, reducing oil consumption, the price of a barrel of oil rose again, costing more than US$ 124.00 in March 2012. The bliss of the sector has stimulated broad access to credit for companies involved in oil exploration - such as those of the Constellation Group -

-	as well as, and consequently, fostered all development in the sector, which effectively prepared for an increase in production.

It was precisely in this context of growth that the main debts of the Constellation Group were contracted, with the acquisition of several drilling units - financing of the of the Amaralina and Laguna units, for example, started in 2012, and Brava, in 2014, that all other Projects Finance/Bonds to finance other probes were regularly discharged and were in most cases repayable in an accelerated manner to the schedule originally foreseen in such debt instruments due to the operational performance of the probes.

Since the second half of 2014, oil barrel prices have been dropping dramatically, without the industry showing a fast recovery.

The exogenous factors causing the drop in oil prices are known: (i) the reduction of China’s oil consumption - given its economic slowdown - and other historically demanding countries such as Germany; (ii) the quasi-self-sufficiency of the United States - through the alternative exploration of the so-called “shale oil”; (iii) the greater demand and development of other energy matrices; and (iv) the position of the OPEP countries to maintain high oil production, even in the face of a reduction in consumption, in order to, ultimately, with low prices, render the alternative production of oil and gas unfeasible, notably more expensive - such as that developed in the United States, or in the Brazilian pre-salt.

Faced with a lot of supply and reduced demand, the market stationed. The low oil barrel remuneration and uncertainty over projections made credit more restrictive, directly impacting the enforceability of large projects related to oil exploration.

Not only that. The service and charter agreements, whose economic and financial equation originally guaranteed the payment of the debts contracted for the manufacture of the drilling units, currently have a daily remuneration rate substantially lower than that which was being practiced. The chart below shows the fluctuations of the rate of remuneration of contracts over time and the dramatic decline in recent years 1:

[There appears chart]

The abrupt decline after 2014 makes it clear the market oscillation, which directly affects the remuneration rate of contracts. It is not difficult to conclude, therefore, by the imbalance of the economic-financial equation of the operation and, consequently, by the loss borne by the Constellation Group.

This scenario adds up to the economic situation in our country. The Constellation Group has its operational activity mainly developed in Brazil, providing services primarily to a Brazilian company, Petrobras. That is, the effects of the crisis in the country resounded unforgivably on the Debtors, historically service providers for Petrobras.

For no other reason, the unprecedented crisis has generated difficulties not only for the state- owned parties but, of course, for its entire supply chain.

As a result of the crisis, Petrobras, for obvious reasons, interrupted projects, stationed investments and has been contracting more slowly than in the past.

If that is not enough, the Constellation Group sustained losses of around US$ 400 million due to unrealized capital contributions by former minority shareholders of Amaralina and Laguna. This forced the Debtors to [there appears footnote with the following content: Source: IHS Petrodata, Arctic Securities, Rystad Energy - April 2018. Free translation of chart title: Ultra Deep Waters by type of probe, 2007-2018 (US Dollars - thousands). withstand these contributions, not only on their behalf, but also on behalf of the former minority shareholder, and assume full responsibility for the operation of the offshore drilling rigs owned by Amaralina and Laguna, in order to ensure the safety of their operations.

Therefore, despite the fact that the Debtors are highly recognized companies in the market due to their soundness and their administrative and operational capacity and efficiency, the economic and oil crisis that was established internationally and mainly in the Brazilian territory, brutally affected the cash flow, making necessary for the integral maintenance of its activities, the Restructuring of debts through Judicial Reorganization.

PREVIOUS RESTRUCTURING MEASURES ADOPTED. The restructuring process of the Constellation Group began long before Judicial Reorganization was filed. Since the first signs of crisis in the oil and gas sector began to appear, the Constellation Group began intense renegotiation of its debts, notably with the Bonds 2024 Creditors, which resulted in a transaction in July 2017, that originated the Bonds 2024.

With the maturity date of its other financial obligations and the need to lengthen maturities approaching, Constellation Group began a broad process of negotiating its debts with its Creditors, which was supported by its advisers, including White & Case LLP, Alvarez & Marsal, Houlihan Lokey, Inc., Ogier and Galdino & Coelho Advogados.

The renegotiation process was successful, resulting in the early obtaining of the support of the Supporting Creditors to the reorganization of the Constellation Group. Initially, the consensus of the ALB and Bradesco Creditors was formalized with the signing of an agreement to support the plan, appearing on pages 1.795/1.901, now amended and fully replaced by the Plan Support Agreement. In this way, the Judicial Reorganization was filed on the Request Date, already counting on the support of the ALB and Bradesco Creditors. Following the filing of the Judicial Reorganization, the Debtors continued in a broad process of negotiation with its Creditors, which resulted in the signing of the Plan Support Agreement, with the support of the Supporting Creditors. This broad support, obtained in advance, makes the Judicial Reorganization efficient and agile for the Debtors, the Judicial Administrator, the Creditors, the Court of Judicial Reorganization and for the others involved. Most likely a pioneering process in the country’s courts.

In addition, it is important to say that the Debtors have made every possible effort to stabilize their cash; they have adopted, in the last year, (i) adjustments in the annual budgets of their various areas, in view of the current situation; (ii) freezing of spontaneous salary adjustments; (iii) resizing of organizational structures; and (iv) adequacy of the establishment plan.

REASONS FOR THE JOINT PLAN. As indicated in the complaint for Judicial Reorganization, the Debtors believe that:

in spite of having diverse legal personalities, autonomous assets, proper structures suitable for carrying out their activities (economic substance) and made up mostly of foreign companies, join efforts to enable the development of onshore and offshore rig operations in Brazil.

This is very evident through the numerous cross-guarantees and imminent possibility of cross-default, which, in the last analysis, makes it impossible to individually restructure the Debtors.

In other words, the Debtors, in all evidence, make up an economic group. Companies that, although legally independent, with legal personalities, operational structures and their own assets, are economically interconnected.

Thus, to assume that some of the Constellation Group companies may not be subject to Judicial Reorganization while others are recovering implies ignoring the damaging consequence that would oppose the remaining activity pursuant to the legal and practical complexities that the failure of one of the companies could create, since the upholding of a single Debtors depends on the recovery of the whole Groupo Constellation together.

This fact has already been recognized by the Supporting Creditors, representing 71.9% of the insolvency liabilities and, in a segregated way, credit holders representing 75.7% of Class II and 59.2% of Class III of this Judicial Reorganization, which not only recognized the competence of the Brazilian jurisdiction in casu, as well as in the Plan Support Agreement, recorded their agreement with the need for active litigation of the Debtors and for the processing and processing of Judicial Reorganization through substantial consolidation.

It also reinforces the adequacy of a joint plan with the means of restructuring foreseen in this Plan, which consider the restructuring of the Constellation Group as a whole and not of the companies individually. The implementation of the restructuring means comprises the economic and financial interconnection, the granting of guarantees by several entities and distribution of new resources, which benefit the entire operation and, again, the business activity carried out in a concerted manner, aiming at a common purpose. These new funds come from New ALB Resources, New Bonds 2024 Resources and New Bradesco Resources and, in relation to the Supporting Creditors, justify different forms of payment.

The implementation of the Plan, therefore, confirms the interconnection between the Debtors, before and after the recovery process, substantiating the substantial consolidation as the most adequate and efficient measure to overcome the Constellation Group’s economic and financial crisis and the recovery of the credits of the Bankruptcy Creditors.

Notwithstanding the foregoing, this Plan was approved in the form of voluntary consolidation, in accordance with the judicial decisions in force on this date.

ECONOMIC AND OPERATIONAL FEASIBILITY. The Constellation Group is confident that the liquidity crisis faced is temporary and should not permanently affect the soundness of its activities.

Although the oil price per barrel, the oil and gas demand crises overcoming, and recovery from the mismatch in the value of the remuneration rate of the service and charter contracts and financing contracted for the acquisition of drilling units, which were the main factors leading Debtors to request Judicial Reorganization, are not expected to recover in a short term, Debtors trust that the situation is transient.

This is because the Debtors are highly qualified and specialized companies and are able to participate in the new scenario of the oil and gas sector in the country, which shall necessarily provide the exploration of pre-salt oil.

In addition, Debtors are already being very successful in relation to new businesses. Although the genesis of the Constellation Group is the provision of services to Petrobras and while continuing to participate in the competition processes conducted by the state company, as a way to deal with the crisis in the country, Debtors has entered into agreements with other companies in the sector. Also in 2017, the Constellation Group entered into an international offshore contract with the Oil and Natural Gas Corporation, a state-owned Indian oil exploration company, to charter the Olinda Star rig for 3 years. The operation is being developed in one of the deepwater natural gas blocks in the Krishna Godavaria basin, located on the east coast of India.

Also in this sense, the Constellation Group has achieved important victories, reflected in new contracts with Shell Brasil Petróleo Ltda., Queiroz Galvão Exploração e Produção S.A. and Total E&P do Brasil Ltda.

This fact only highlights that, despite the situation of crisis experienced by the country, the national market has a huge potential demand that can be fulfilled by the Constellation Group, given its reputation in the Brazilian market.

In addition, in a global perspective, the future political and economic scenario in Brazil is positive for the oil and gas sector, given the large world demand for energy and, mainly, for the increase forecasted for the price of energy basic products - for 2018, the estimate was an increase of close to 4%2.

The table below shows the projections for the next 4 years, consulted in ten different sources and, in all scenarios, the outlook is fortunately positive3:

[There appears chart]

As if it were not enough, since the beginning of 2017, the Federal Government and the ANP have made several regulatory changes related to the Oil and Natural Gas sector, in order to make the bidding more attractive and, consequently,

[There appears footnote with the following content: Last access on 11.09.2018: http://www.worldbank.org/en/news/press-release/2017/10/26/commodity- prices-likely-to-rise - further-in-2018-world-bank]

[There appears footnote with the following content: Free translation of the chart title: Oil price outlook (market premises).

stimulate new investments in the pre-salt area, including the accomplishment of a greater number of auctions carried out by the ANP. One positive change was the opening of the market to other companies, which not only Petrobras, allowing other operators to share oil and gas production. The government’s expectation with these changes is that the exploration income shall exceed R$ 100 billion in investment4. In addition, it is well known that the production of oil in the world in non-OPEP countries has been declining at constant rates in recent years. In this sense, the Brazilian pre-salt and the Canadian oil areas are treated as means of compensation of the global decline rates5.

In fact, the industry scenario is positive and the demand for offshore rigs for ultradeep water exploration tends to increase for the next few years. In this sense, the Constellation Group’s relevance stands out in the sector, since 6 of its 8 offshore drills are suitable for drilling in ultra-deep waters. The Constellation Group is the leader in operations of this type, having so far worked in more than 120 wells in deep and ultra deep waters, including 95 in Brazilian pre-salt areas.

Therefore, it is clear the great interest in stimulating the activities of the Debtors. The Judicial Reorganization shall allow the maintenance of more than 1,200 direct jobs in the country - and so many other indirect ones -, the implementation of measures and operational efficiency and corporate restructuring, allowing the competitive performance in the oil and gas sector of the country - and internationally.

There is no doubt that the Constellation Group is completely viable and of great importance for the oil and gas segment, and it is certain that there is total commitment not only to guarantee the best possible performance in the contracts in progress - allowing eventual renewal - but also total commitment in the fierce competition for new contracts.

[There appears footnote with the following content: Last consultation on 12.5.2011: http://www.brasil.gov.br/economia-e-emprego/2017/10/com-regras-mais- claras-leilao-do-pre- sal-cria-expectativa-positiva-na-economia]

[There appears footnote with the following content: Last access on 11.09.2018: https://www.woodmac.com/news/feature/non-opec-decline-rates-remain- stable-until-2020/]

All these factors lead to the conclusion that the Constellation Group’s Judicial Reorganization is fully possible, which meets the purposes of the LRF. The feasibility of the Plan and the measures provided for it for the Judicial Reorganization of the Constellation Group is confirmed by the Reports, subscribed by a specialized company, according to article 53, item II and item III of the LRF, which are included in Annexes G of the Plan Support Agreement.

OVERVIEW OF RESTRUCTURING MEASURES.

PURPOSE OF THE PLAN. The Plan aims to allow the Debtors to overcome their economic and financial crisis by implementing the essential measures foreseen in this Plan, in particular, the restructuring of their liabilities, the raising of new resources, according to Clause 3.5 below, the capital contribution by the shareholders, according to Clause 3.4 below, and the disposal of assets, according to Clause 3.10 and 3.11 below, capable of strengthening the liquidity of the capital structure of the Debtors or for investment in the business and optimization of the operation.

All these measures, whose implementation links the continuity of the Judicial Reorganization procedure and its effects, are essential to strengthen the Constellation Group’s cash position and, thus, ensure that the Debtors maintain the operational activity of excellence and remain competitive for the attraction of growing business opportunities. The achievement of the objectives of the Plan shall allow for a successful business uprising, preserving, in the final analysis, the maintenance of direct and indirect jobs and the rights of its Creditors.

RESTRUCTURING MEASURES. The Constellation Group proposes to adopt the measures described in this Clause as a way to overcome its current and circumstantial economic and financial crisis and meet the purposes of the Plan, and may also use all means of recovery provided for in Art. 50 of the LRF and other applicable laws. In summary, this Plan provides (a) granting of terms and special conditions for payment of overdue obligations; (b) to creation of wholly owned subsidiaries; (c) the novation of the insolvency liability and, in some cases, the constitution of new guarantees; (d) liquidation of companies; and (e) the disposal of assets; all in compliance with the Plan Support Agreement. In addition, Debtors may perform all reasonable and necessary arrangements in all and any applicable jurisdiction, including Brazil, the United States of America, and British Virgin Islands, in order to comply with applicable laws and implement the measures set forth in this Plan.

RESTRUCTURING OF DEBTS. The Constellation Group shall restructure the debts owed to its Creditors represented by the Bankruptcy Credits, as provided for in the Clause 4 and the Plan Support Agreement.

CAPITAL CONTRIBUTION OF SHAREHOLDERS. As provided for in the Plan Support Agreement, more specifically in Appendix VII of the Term Sheet, the LuxCo and CIPEF undertake, individually, to be held on the Closing Date, supply of capital in Constellation holdings, valued at US$ 20,017,800.00 and US$ 6,982,200.00, respectively, from resources currently deposited in escrow, upon contribution of capital without issuance of new shares or, if one or more of the track not CIPEF co-investors contribution of capital in your participation pro rata of contribution in the amount of contribution of the capital contribution CIPEF shall be held with the issuance of new shares of the same class, and, in this case, the new shares issued shall be subscribed by CIPEF and LuxCo, so that (i) the capital contribution of LuxCo continues to be US$ 20,017,800.00 and of US$ 6,982,200.00 CIPEF; and (ii) the co-investors of CIPEF who have not contributed in proportion to their participation in contribution (and only these) are diluted. NEW RESOURCES. The Constellation Group may also prospect and adopt measures, even during the Judicial Reorganization, in order to obtain new resources, including by raising funds in the capital markets subject to the terms of this Plan, the Plan Support Agreement, the New Restructuring Instruments (as if they were effective as of this date), the respective corporate instruments of the Debtors, and articles 67,84 and 149 of the LRF. The New ALB Resources, New Bonds 2024 Resources, Bradesco Resources, as well as any possible new funding raised in the capital market shall be extra pre-bankruptcy for the purposes of the provisions of the LRF, and may have new guarantees, subject to the provisions of the Plan Support Agreement and in the New Restructuring Instruments (as if they were effective as of this date), except for any capital increases, since they do not represent payment obligations. Yet, due to the availability of new resources in the form of the Clauses 3.5.1, 3.5.2 and 3.5.3 below, and by other factors further specified, the ALB Creditors, Participants Bonds ALB 2024 Creditors and Bradesco shall be paid for specific mechanisms and receive differential treatment, which reflect (i) the condition of your Partner Creditor; (ii) the differentiation resulting from the legal nature of the contractual relations maintained with the Debtors (credit holders arising from Project Finance, holders of debt securities (Bonds) and lender of loan agreement International as well as grantor of letter of credit (standby letter of credit); (iii) the particularities of each credit; and (iv) the securities held by each of these Creditors.

NEW ALB RESOURCES. As provided in the Plan Support Agreement, more specifically in Appendix I of the Term Sheet, the ALB Creditors shall grant new loans to the Debtors in the total amount of US$ 39,074,535.41 (of which US$ 27,202,963.71.00 (69.6%) disbursed for Amaralina and Laguna, and US$ 11,900,000.00 (30.4%) disbursed for Brava Star), maturing on November 9, 2023, and these amounts derive from (i) principal repayment and cash sweep payments for the month of August 2018; and (ii) the payment of principal and cash sweep payments for the month of September 2018, due under the Clause 4.2.1 below. The release of the New ALB Resources shall be given on the Closing Date following the fulfillment of the foregoing conditions by means of new tranches of the Restructured ALB Credits as provided in the Plan Support Agreement and the payment of the New ALB Resources shall be given on the same conditions of ALB Credits, provided for in Clause 4.2.1 below.

NEW BONDS 2024 RESOURCES. As set forth in the Plan Support Agreement, more specifically in the section “Existing 2024 Noteholders’ Contribution” - “2024 Notes New Money” of the Term Sheet “and in Annex F of the Plan Support Agreement, the Constellation Group shall make every effort to, on (i) July 15, 2019, or (ii) the date that corresponds to two (2) weeks from the Plan Approval, whichever occurs later, shall offer to the Bonds 2024 Creditors, in a manner proportional to the ownership of Bonds 2024 Credits, the opportunity to subscribe for New Bonds 2024 in aggregate principal amount of US $ 27,000,000.00 (twenty seven million US dollars) to be paid under the same conditions as the 2024 Participants Bond Credits, pursuant to Clause 4.2.2 below. Following the offering, the Bonds 2024 Creditors shall have up to 7 (seven) Business Days to, in proportion to their respective Bonds 2024 Credits, express an irrevocable and irreversible intention to acquire these new bonds, 2024 Supporters, jointly, in proportion to the Bonds 2024 Credits they underwritten and under the terms of the Backstop Commitment, have pledged to acquire all of these new securities that are not subscribed under the terms of the Backstop Commitment.

The Bonds 2024 Creditors who choose to participate in the Rights Offering New Bonds 2024 Resources expressly waive and waive any objections, appeals, incidents, or other actions, present or future, that in any way preclude voting, ratification, validity or effectiveness of this Plan.

MAINTENANCE OF THE BRADESCO REIMBURSEMENT CREDIT CARDS AND NEW BRADESCO RESOURCES. Bradesco, in compliance with the terms and conditions set forth in the Plan Support Agreement, especially in Appendix II of the Term Sheet, shall maintain in force the Bradesco Reimbursement Credit Letters, which shall preserve the terms and conditions of payment set forth in the Bradesco Reimbursement Agreements, and shall grant a new loan to the Debtors, in the total amount of US$ 10,000,000.00 (ten million US dollars), to be disbursed on the Closing Date provided that the supportive conditions established in the Plan Support Agreement and in the Instrument of Bradesco’s New Resources. After the disbursement of the New Bradesco Resources, the payment of the New Bradesco Resources shall be made under the same conditions applicable to Bradesco Credits, provided for in Clause 4.3.2 below.

EXCESS CASH FLOW. As provided in the Plan Support Agreement, more specifically in Appendix V of its Annex the Term Sheet, the ALB Creditors, The Bonds 2024 Participants Creditors and Bradesco shall make the Excess Cash Flow happen for its Credits amortization, as below. The Excess Cash Flow shall be shared between 2021 and 2025 between the ALB Creditors, the 2024 Participating Bonds, Bradesco and Recovered Creditors as stipulated in the Plan Support Agreement, more specifically in Appendix V of the Term Sheet, and summarized below:

	IF THE BALANCE DUE TO THE LOANS ALB IS MORE THAN 50% OF THE VALUE DUE ON THE REQUEST DATE, INCLUDING THE MAIN VALUES DEPOSITED IN ESCROW:	IF THE BALANCE DUE TO THE LOANS ALB IS LESS THAN 50% OF THE VALUE DUE AT THE DATE OF THE REQUEST, INCLUDING THE THE MAIN VALUES DEPOSITED IN ESCROW:
ALB CREDITORS	57.00%	23.75%
PARTICIPANTS BONDS 2024 CREDITORS	23.75%	47.50%
BRADESCO	14.25%	23.75%
CONSTELLATION GROUP	5.00%	5.00%

CREATION OF INTERMEDIATE HOLDING COMPANIES. As provided for in the Plan Support Agreement, more specifically in the organization chart in Annex A of the Term Sheet, in compliance with the limits imposed by the Companies Act and other applicable laws and regulations, (i) the Constellation Overseas shall be three holding companies wholly-owned subsidiaries (“Holdcos 1”), which stop the entire equity interest in the Holdcos 2, as defined below; (ii) the Holdcos 1 shall constitute three holding companies wholly-owned subsidiaries (“Holdcos 2”), which shall hold, respectively, the entire equity interest of Constellation Overseas in Amaralina, Laguna and Brava Star; (iii) the three Holdcos 1 shall constitute in guarantee to the ALB Creditors, pledge of the shares issued of the Holdcos 2 and their subsidiaries firms; (iv) the Constellation Overseas shall be under guarantee to the Bonds 2024 Participants Creditors and Bradesco, pledge of the shares issued of the Holdcos 1.

CASH COLLATERAL. As provided in the Plan Support Agreement and specified in the Brava Cash Collateral Agreement and the A/L Cash Collateral Agreement, Brava Star, Laguna and Amaralina are entitled to access and use the funds deposited in restricted accounts previously committed to the ALB Creditors, in the terms and forms according to the compensation established in Brava Cash Collateral Agreement and A/L Cash Collateral Agreement and in the Plan Support Agreement, except for (i) the funding related to or deposited in any of the Reserve Accounts; and (ii) any payments made as a result of any insurance coverage (as defined in Brava Credit Agreement and in A/L Credit Agreement) in excess of US$ 10,000,000.00, in any case subject to the terms and conditions of A/L Cash Collateral Agreement and Brava Cash Collateral Agreement. The last release shall be made on the Closing Date.

COMPANIES LIQUIDATION. As a measure to optimize the corporate structure of the Constellation Group, aimed at reducing costs and administrative efficiency, the Constellation Group may promote the liquidation of Tarsus and Manisa companies, non-operating and non-active companies.

DISPOSAL AND/OR ENCUMBRANCE OF ASSETS. As a means of obtaining resources, strengthening of liquidity to the capital structure of the Debtors, reinvestment in business and optimization of the operation, the Disposal of Assets of Constellation Group is hereby allowed, regardless of new approval of the Reorganization by the Court and/or Bankruptcy Creditors, during the whole period of the Judicial Reorganization (or after that), and may promote the sale and/or encumbrance of assets which form part of the financial asset, tangible or intangible (including, but not limited to FPSO assets, in the form of clause 3.11 below), whether in the form of direct sale in the form of article 66 of the LRF or competitive process of productive unit isolated sale, pursuant to articles 60, main section and § 1, 142 and other applicable provisions of the LRF and art IGO 133, § 1, of the National Tax Code, provided that the terms of this plan, the Plan Support Agreement, restructuring of the new instruments (as if they were effective from this date) of their corporate instruments of Debtors and legislation applicable to Auxiliary Process in progress in the British Virgin Islands. The FPSO Assets shall be sold in a single block.

DISPOSAL OF FPSO ASSETS. The sale of the FPSO Assets shall, in addition to the provisions of Clause 3.10 above, follow the provisions of Appendix VIII of the Term Sheet. The net proceeds obtained by virtue of the disposal of the FPSO Assets shall receive the allocation described in Appendix VIII of the Term Sheet.

Until the Closing Date and in accordance with Appendix I, II and III of the Term Sheet, the Constellation Group (i) shall grant the ALB Creditors, Bradesco and Bonds 2024 Participants Creditors the guarantees described in Appendices I, II and III of the Term Sheet, respectively, as a way to guarantee the availability of the New ALB Resources, New Bradesco Funds and New Bonds 2024 Resources; and (ii) transfer to the trust specific vehicle or other structure that may be agreed under the terms of the said document, all shares issued by Arazi and Lancaster and the assets described in Appendix VIII of the Term Sheet.

SNOVER ASSETS. The Bankruptcy Creditors expressly agree that Snover may transfer the ownership of the onshore probes it secures on the Request Date to Constellation or its new subsidiary as a cost reduction measure such as reduction of onshore probe displacement expenses, directed primarily to the Brazilian oil and gas industry. The Judicial Ratification of the Plan shall serve for the ratification and expression of express consent of the Bankruptcy Creditors, especially the Bonds 2024 Creditors, provided that the transfer shall only become effective when the new owner of the onshore probes replicates the guarantees existing on the Request Date in favor of the Bonds 2024 Creditors.

BID/PERFORMANCE BONDS. As provided in the Plan Support Agreement, more specifically in the “Other Terms” section of the Term Sheet, the ALB Creditors, as applicable in each case, subject to the other conditions set forth in the Plan Support Agreement and in accordance with the capacity of the ALB Creditors and subject to the necessary internal approvals, shall grant financial guarantees and/or performance guarantees, in this case related to the assets guaranteed in the ALB Credits, to ensure the participation of the Debtors in new contracts and/or proposals and/or auctions (bids) made for the offshore operation of the assets that constitute the guarantees of the ALB Credits. As provided in the Plan Support Agreement, specifically in Appendix II of the Term Sheet, Bradesco shall grant financial guarantees and/or performance guarantees to ensure the participation of the Debtors in new contracts and/or proposals and/or auctions (bids) performed for operation in Brazil, subject to compliance with applicable procedures.

DEBT RESTRUCTURING AND SETTLEMENT.

PAYMENT OF LABOR CREDITORS.

LABOR CREDITORS. All Labor Creditors, except for the provisions contained in Clause 4.1.2 below, shall have their Labor Credits paid without the incidence of interest or monetary correction within 30 days counted (i) as of the Homologation Date; (ii) for Labor Creditors Individuals holding Sub-Judice Credits, from the date such credit becomes certain, net and payable; or (iii) for Labor Creditors that are Late Creditors, from the date when (x) their qualifications are deemed to have been settled by a final and unappealable decision, (y) voluntarily recognized by the Company, or (z) subject to an agreement. All Labor Credits shall be paid without interest or monetary correction.

ATTORNEY’S FEES. All Labor Credits consisting of attorney’s fees shall be paid without interest or monetary correction as follows:

If the Labor Creditor holds a Bankruptcy Credit up to R$ 600,000.00 (six hundred thousand reais), including, in three (3) equal installments, paid in thirty (30), sixty (60) and ninety (90) days of the Homologation Date (except as provided in Clause 4.1.2.1 below).

If the Labor Creditor holds a Bankruptcy Credit in excess of R$ 600,000.00 (six hundred thousand Reais), in one (1) installment within two (2) Business Days subsequent to the Homologation Date. Late Labor Credits consisting of attorney’s fees shall be paid within 2 (two) Business Days of the date on which (x) their qualifications are deemed to have been received by means of a final and unappealable decision, (y) voluntarily recognized by the Company, or (z) object of agreement.

PAYMENT OF SECURED CREDITORS. The differentiation in the criteria for restructuring the Secured Credits reflects the different legal nature of the contractual relations. ALB credits originate from financing obtained by the Debtors for the construction of the Amaralina, Laguna and Brava probes, according to the specific characteristics required for their contracting and effective use by Petrobras, which is why ALB Credits are guaranteed by royalties related to the operation of the Amaralina, Laguna and Brava. The Bonds 2024 Creditors are holders of debt securities (9,000% Cash/0.500% PIK Senior Secured Notes Due 2024) secured by Real Rights related to the operation of probes called “Lone Star”, “Gold Star”, “Olinda Star”, “Alpha Star” and “Atlantic.”

PAYMENT OF ALB CREDITS. In view of the nature and origin of the ALB Credits, the New ALB Resources and their status as a Partner Creditor, the payment of the ALB Credits held by the ALB Creditors shall fully comply with the terms and conditions set forth in the Plan Support Agreement, specifically in Appendix I of Term Sheet, whose regulation of payment and guarantees is summarized herein.

EXPIRATION DATE: November 9, 2023.

AMORTIZATION: The principal amount shall be paid in the months of March, June, September and December, as described below:

Amaralina and Laguna Credits: US$ 13.05 million (69.6%)
1st quarter of 2021	Brava Credits: US$ 5.70 million (30.4%)
Total US$ 18.75 million
Amaralina and Laguna Credits: US$ 13.05 million (69.6%)
2nd quarter of 2021	Brava Credits: US$ 5.70 million (30.4%)
Total US$ 18.75 million
Amaralina and Laguna Credits: US$ 1.10 million (69.6%)
3rd quarter of 2021	Brava Credits: US$ 0.48 million (30.4%)
Total US$ 1.58 million
3rd quarter of 2021	Amaralina and Laguna Credits: US$ 7.53 million (43.9%)
Brava Credits: US$ 9.64 million (56.1%)
4th quarter of 2021	Amaralina and Laguna Credits: US$ 8.23 million (43.9%)
Brava Credits: US$ 10.52 million (56.1%)
2022	Quarterly amortizations in the amount of up to US$ 75.0 million per year (Amaralina and Laguna Credits: US$ 32.90 million, Brava Credits: US$ 42.10 million)
1st, 2nd and 3rd quarters of 2023	Quarterly amortizations in the amount of up to US$ 56,25 million for the 3 quarters (Amaralina and Laguna Credits: US$ 24.68 million, Brava Credits: US$ 31.57 million)
11.09.2023	Bullet payment of remaining balance, including interest/monetary restatement remaining, as provided in item (d) below.

PRINCIPAL’S GRACE PERIOD: from September 2018 to December 2020.

INTEREST/MONETARY CORRECTION: These shall be paid / capitalized in the months of March, June, September and December, according to the options described below. The Debtors may decide to choose between paying interest in cash or PIK, being certain that the PIK shall prevail if they do not express themselves to the contrary.

From 09.01.2018 to	LIBOR + 2.75% cash, plus 1.50% PIK;
01.31.2019	or PIK interest rate of 10.00%
From 02.01.2019 to	LIBOR + 2.75% cash, plus 1.50% PIK;
07.31.2019	or PIK interest rate of 12.00%
From 08.01.2019 to	LIBOR + 2.75% cash, plus 1.50% PIK;
12.31.2019	or PIK interest rate of 14.00%
From 01.01.2020 a	LIBOR + 2.75% cash, plus 1.50% PIK
11.09.2023

Interest Allocation:
Brava Creditors: L + 2.45%
Amaralina and Laguna Creditors: L +3.12% (equivalent to L
+2.75% for both Brava Credits and Amaralina and Laguna
Credits)

GUARANTEES: Guarantees shall be granted in the form of the Plan Support Agreement.

OBLIGATIONS TO DO AND NOT TO DO: Obligations to do and not to do shall be observed in the form of the Plan Support Agreement.

EVENTS OF PREVIOUS MATURITY: The events of early maturity shall be observed in the form of the Plan Support Agreement.

PAYMENT OF BONDS 2024 CREDITS: In view of the origin and nature of Bonds 2024 Credits, the New Bonds 2024 resources and the condition of the Bonds 2024 Creditors Participants as Partner Creditors, the payment of Bonds 2024 Credits held by the Bonds 2024 Creditors shall fully comply with the terms and conditions set forth in the Plan Support Agreement, specifically in Appendix III of the Term Sheet, whose payment and guarantee discipline is summarized herein.

EXPIRATION DATE: November 9, 2024.

AMORTIZATION: There shall be no amortization for Non-Participants Bonds 2024 Creditors. The principal amount shall be amortized to the Participants Bonds 2024 Creditors, as described below:

2023	US$ 16.0 million
2024	USD 8.0 million

PRINCIPAL’S GRACE PERIOD: from September 2018 to December 2022. There shall be an extraordinary amortization of the Participants Bonds 2024 Credits in the event and under the conditions set out in Appendix III of the Term Sheet.

INTEREST/MONETARY CORRECTION FOR PARTICIPANTS BONDS 2024 CREDITORS:

From 09.01.2018 to	10.00% PIK
11.09.2021
9.00% cash + PIK interest rate 1.00%
from 11.10.2021 to	The Interest is capitalized semi-annually in May
11.09.2024	and November of each year.

INTEREST/MONETARY CORRECTION FOR NON-PARTICIPANTS BONDS 2024 CREDITORS:

If * the * New * Bonds * 2024 * Resources * are fully contributed:

From 09.01.2018 to	0.0% PIK
11.09.2021
from 11.10.2021 to 11.09.2024	7.00% cash + 3.00% PIK
The Interest is capitalized semi-annually in May
and November of each year.

If * New * Bonds * 2024 * Resources * are * not fully contributed:

From 09.01.2018 to	10.0% PIK
11.09.2024

GUARANTEES: Guarantees shall be granted in the form of the Plan Support Agreement.

OBLIGATIONS TO DO AND NOT TO DO: Obligations to do and not to do shall be observed in the form of the Plan Support Agreement.

EVENTS OF PREVIOUS MATURITY: The events of early maturity shall be observed in the form of the Plan Support Agreement.

PAYMENT OF UNSECURED CREDITORS. All Unsecured Credits, except for the forms of payment provided in Sections 4.3.1 and 4.3.2 below, as well as the forecasts contained in Clauses 4.6, 4.7 and 4.8 below shall be paid without interest or monetary restatement until December 31, 2050.

BONDS 2019 CREDITS. In view of the nature and origin of Bonds 2019 Credits, the payment of Bonds 2019 Credits held by the Bonds 2019 Creditors shall fully comply with the terms and conditions set forth in the Plan Support Agreement, specifically in Appendix IV of the Term Sheet. That is, shall be paid on November 9, 2030, with the interest rate of 6.25% PIK, capitalized semi-annually in the months of May and November. There shall be no amortization of interest or principal amount due to maturity, except for the provision contained in this Clause 4.3.1.

The Bonds 2019 may be prepaid in accordance with Appendix IV of the Term Sheet.

BRADESCO CREDITS. In view of the origin and nature of Bradesco Credits, Bradesco New Resources and Bradesco’s condition as a Creditor Partner, the payment of the Bradesco Credits shall fully comply with the terms and conditions set forth in the Plan Support Agreement, specifically in Appendix II of the Term Sheet, whose regulation of payment and guarantees is summarized herein.

EXPIRATION DATE: November 9, 2025.

AMORTIZATION: Amortization period with payments four times a year (March, June, September and December), as of 2022, as described below:

2022	Quarterly amortizations totaling US$ 5 million annually.
2023	Quarterly amortizations totaling US$ 5 million annually.
2024	Quarterly amortizations totaling US$ 5 million annually.
2025	Quarterly amortizations totaling US $ 7.5 million through the third quarter of 2025.

PRINCIPAL’S GRACE PERIOD: from September 2018 to December 2021. There shall be extraordinary amortization of Bradesco Credits in the event and under the conditions set forth in Appendix II of the Term Sheet.

INTEREST/MONETARY CORRECTION:

From 09.01.2018 to	LIBOR + 2.00% PIK (deferred until maturity)
01.31.2021
From 02.01.2021 to	LIBOR + 2.00%
11.09.2025	(2.75% cash and the remaining PIK until the due date).

Payments on a quarterly basis, except for the PIK, whose payment is deferred until the due date.

GUARANTEES: Guarantees shall be granted in the form of the Plan Support Agreement.

OBLIGATIONS TO DO AND NOT TO DO: Obligations to do and not to do shall be observed in the form of the Plan Support Agreement.

EVENTS OF PREVIOUS MATURITY: The events of early maturity shall be observed in the form of the Plan Support Agreement.

SUPPLIERS CREDITS. The payment of the Suppliers Credits held by Supplier Creditors shall be paid without interest or monetary correction and up to two (2) years as of the Homologation Date, except for the hypotheses provided for in Clauses 4.6, 4.7, 4.8 below

PAYMENT OF ME/EPP CREDITORS. All ME/EPP Credits, except for the incidence of the provisions contained in Clauses 4.6, 4.7 and 4.8 below, shall be paid, without interest or monetary correction, within 2 (two) years from the Homologation Date.

PAYMENT OF THE OTHER PARTNERS CREDITORS. Partner Creditors that do not have another specific payment condition under this Plan, even if they are Late Creditors, shall be paid without interest or monetary restatement as follows:

Operational Partners Creditors, Clients Partners Creditors and Employees Partners Creditors:

(a.1) Within thirty (30) days from the Homologation Date, all of the respective Credits shall be paid up to the limit of ten thousand reais (R$ 10,000.00) for each Operational Customer and Employee Partner Creditor.

(a.2) Operational, Customer and Employee Partners Creditors whose Credit exceeds ten thousand reais (R$ 10,000.00) shall have the remaining balance of their Bankruptcy Credit paid in three (3) equal installments, in thirty (30), 60 (sixty) and 90 (ninety) days from the Homologation Date.

Restructuring Partner Creditors shall be paid in one (1) installment paid on the second (2nd) business day following the Homologation Date.

If the qualification of Partner Credit provided in this Clause 4.6 is given after the Homologation Date, the respective Credit shall be paid in 3 (three) equal and monthly installments, the first installment being due 30 (thirty) days after the final decision of the decision that qualifies the respective Credit.

PAYMENT OF GROSS CREDITS. All Gross Credits, including those that are also classified as Late Credits, shall be paid without interest or monetary restatement until December 31, 2050.

PAYMENT OF LATE CREDITS. All Late Credits, if not otherwise provided for in this Plan, shall be paid without interest or monetary restatement until December 31, 2050.

PAYMENT OF CREDITS HELD BY SUBROGATORY CREDITORS. The Credits held by Subrogatory Creditors shall be paid under the same conditions set forth in this Plan for payment of the original creditor.

ADDITIONAL RULES TO BE OBSERVED FOR DEBT SETTLEMENT.

CONDITIONS OF PAYMENT. Except for the Labor Creditors, Individuals with Sub-judice Credits, which shall always receive by judicial deposit in the court records of the respective Processes, unless there is a different provision in the Plan, in the Plan Support Agreement or New restructuring instruments, the amounts owed to the Creditors shall be paid by (i) direct transfer of funding or depositing in a bank account of the respective Creditor; or (ii) payment order to be withdrawn directly from the cashier of the financial institution by the respective Creditor, as the case may be, and the proof of said financial transaction shall be served as evidence of the discharge of the respective payment. In the event that the Unsecured Creditors and the ME/EPP Creditors shall, within 10 (ten) days of the Date of Homologation, inform their respective bank accounts for the purposes set forth in this Clause, by means of written communication addressed to any of the Debtors, under the terms of the Clause 7.4 below, it being understood that payments that are not made in time due to the Unsecured Creditors and the ME/EPP Creditors not having informed their bank accounts within that period shall not be considered as an event of non-compliance with the Plan. In this case, at the Debtors’ discretion, payments due to Unsecured Creditors and ME/EPP Creditors who have not informed their bank accounts may be made in court, at their own expense, who shall be liable for any aggregate costs due to the use of the judicial process for deposit. There shall be no incidence of interest, fines, default charges or non-compliance with this Plan if the payments have not been made because the Unsecured Creditors and the ME/EPP Creditors have not timely informed their bank accounts.

INCREASES IN THE AMOUNTS OF CREDITS BY JUDICIAL DECISION OR AGREEMENT. In the event of any increase in the value of any Credit resulting from a final judicial decision or agreement between the parties, the increased value of the Credit shall be paid in the manner provided for in this Plan, as from the final or final decision of the court decision or of the conclusion agreement between the parties. In this case, the rules for the payment of the increased value of such Credits shall only be applicable from the said final decision or from the date of the conclusion of the agreement between the parties.

LIST OF CREDITORS AND CREDITORS ‘NOTICE. The payment projections foreseen in this Plan were prepared based on the Creditors’ Notice. The Creditors List may be changed until the Creditors’ Meeting and under the terms of the LRF.

EFFECTS OF THE PLAN.

BINDING OF THE PLAN. Except as provided in Clause 6.12 below, from the Judicial Homologation of the Plan, the provisions of this Plan bind the Debtors, their Shareholders, the Creditors and their respective Assignee Creditors and successors, pursuant to Art. 59 of the LRF. The Approval of the Plan, along with the Homologation of the Plan, constitutes authorization and binding consent granted by the Creditors so that the Debtors may, within the limits of the Law and the terms of the Plan, adopt any and all measures that are appropriate and necessary for the implementation of the measures set forth in this Plan, including obtaining judicial, extrajudicial or administrative measure (in accordance with the LRF or in the framework of any procedure of a principal or incidental nature) pending or to be initiated by the Constellation Group, any representative of the Debtors or any representative of the Judicial Reorganization in any jurisdiction besides Brazil with the purpose of conferring strength, validity and effect to the Plan and its implementation. For the sake of clarity, the Creditors that approve the Plan expressly declare that they undertake to approve any other instrument of composition in another jurisdiction formalized by the Debtors, provided that such instrument reflects the terms and conditions of this Plan and the Plan Support Agreement, with the purpose of implementing the terms of this Plan, observing the provisions of the Plan Support Agreement.

AMENDMENTS, CHANGES OR MODIFICATIONS TO THE PLAN. After the Judicial Homologation of the Plan, additions, alterations or modifications to the Plan may be proposed at any time by the Debtors, provided such additions, changes or modifications are accepted by the Creditors, in the form of the LRF and Plan Support Agreement, and, if after the Closing Date, of the New Restructuring Instruments, respected the quorum provided for therein. Amendments to the Plan, provided they are approved under this Plan, of the Plan Support Agreement and, after the Closing Date, of the New Restructuring Instruments, in accordance with the LRF, oblige all creditors subject to it, regardless of the express agreement of these with subsequent amendments.

NOVATION. Except as provided in Clause 6.12 below, this Plan implies the novation of the Bankruptcy Credits, which shall be paid in the manner established in this Plan. By virtue of this novation, all obligations, covenants, financial indexes, early maturity hypotheses, as well as other obligations and guarantees relating to Bankruptcy Credits that are incompatible with the terms of this Plan shall cease to be applicable and shall be fully replaced by the provisions contained in this Plan, in the Plan Support Agreement and, after the Closing Date, in the New Restructuring.

RATIFICATION OF ACTS AND CONSENT. The Approval of the Plan by the Creditors’ Meeting, along with Judicial Homologation of the Plan, shall represent the agreement and ratification of the Debtors, the Joint Provisional Liquidators and Bankruptcy Creditors of all acts performed and obligations full implementation and compliance arising out of this plan and Court- supervised Reorganization, there including the conclusion of the Plan Support Agreement and the filing of Auxiliary Process Abroad, whose acts are expressly authorized, validated and ratified for all legal purposes, except that in respect of Debtors incorporated under the law of the British Virgin Islands, subject to Auxiliary Process Abroad, the acts of the Provisional Liquidators may require the Joint approval of the British Virgin Islands cuts until they close the Auxiliary Process Abroad. Bankruptcy Creditors are fully aware that the values, duration, terms and conditions of satisfaction of their Credits are altered by this Plan. The Bankruptcy Creditors, in the exercise of their will, declare that they expressly agree with the aforementioned amendments, in the terms foreseen in this Plan, giving up the receipt of any additional amounts, even if foreseen in the instruments that gave rise to the Credits or in judicial, administrative or arbitration decision, because they are convinced that this Plan reflects economic and financial conditions that are more favorable to them than the maintenance of the original conditions of payment of their Credits.

CONSTELLATION GROUP POWERS TO IMPLEMENT THE PLAN. After the Judicial Homologation of the Plan, the Constellation Group is hereby authorized to take all necessary measures to (i) if necessary, submit the Plan Approval to Auxiliary Process Abroad, with the purpose of giving effect to the Plan in the North American territory and in the British Virgin Islands (ii) initiate and/or proceed with other judicial, extrajudicial or administrative proceedings, whether in insolvency or otherwise, in jurisdictions other than the Federative Republic of Brazil, including (iii) pay the costs of Joint Provisional Liquidators, and (iv) take all necessary measures, according to the Brazilian legislation and/or foreign law, to comply with the Plan and the Plan Support Agreement. (iv) require the lifting of protests and/or restriction of signups credit in disfavor of the Debtors related to the non-payment of Bankruptcy Credits in its original condition, as well as (v) take all necessary measures, in accordance with Brazilian law and/or applicable foreign, to comply with the plan and the Plan Support Agreement. The Auxiliary Process Abroad cannot change the terms and conditions of this Plan.

6.5.1. The Debtors may carry out corporate reorganization operations, such as severance, merger, incorporation of one or more companies of the Constellation Group, transformation, dissolution or liquidation between the Debtors themselves and/or any of their affiliates, always with the purpose of optimizing their operations and increase its results, contributing to the achievement of this Plan, provided that the Plan Support Agreement is complied with up to the Closing Date and, after the Closing Date, the New Restructuring Instruments.

EXTINCTION OF SHARES. Subject to Clause 6.12 down, the Creditors, from the Judicial Homologation of the Plan, no longer can with respect to their respective Bankruptcy Credits (i) except as provided in LRF, judge and/or continue any action, in this jurisdiction or in any other, related to any dispute, claim, cause of action, whether they are previously identified or not, known or not, including any claims assigned to Debtors that Creditors may have (whether individualized or collective form) against the Debtors or the Joint Provisional Liquidators; (ii) perform against the Debtors any sentence, judicial or administrative decision or arbitral award any credit-related Bankruptcy Credits; (iii) continue adopting any measures and/or adverse actions, in any jurisdiction, notably those in progress before the jurisdiction of the United States of America and British Virgin Islands against Debtors or Joint Provisional Liquidators; (iv) to pledge any assets of the Debtors to satisfy their Bankruptcy Credits or to perform any other constrictive act against such assets; (v) to create, perfect or execute any real guarantee on assets and rights of the Debtors to ensure payment of their Bankruptcy Credits, with the exception of the guarantees provided for in the Plan Support Agreement; (vi) claim any right of compensation against the Debtors in relation to any Bankruptcy Credits; (vii) seek the satisfaction of its Bankruptcy Credits by any other means; and (viii) to maintain protests or registration of credit restrictions in detriment to the Debtors, as long as related to the nonpayment of the Credits in their original conditions. All eventual court enforcement against Debtors related to Bankruptcy Credits shall be terminated and existing liens and consents shall be released. Rights and claims arising from the novation arising from the Judicial Homologation of the Plan, the Plan Support Agreement and, as of the Closing Date, the New Restructuring Instruments, as Clause 6.3 above.

DISCHARGE. Except as provided in Clause 6.12 below, the payments made in the manner set forth in this Plan shall automatically and independently of any additional formality result in the full, irrevocable and irreversible discharge of all the Bankruptcy Credits of any kind and nature against the Debtors and their controllers and guarantors, including interest, monetary correction, penalties, fines and indemnities. Upon the occurrence of the discharge, the Bankruptcy Creditors shall be deemed to have been discharged, cleared and/or waived in full to any and all Credits, and can no longer claim them, against the Debtors, subsidiaries, affiliates and associates and other companies belonging to the same corporate and economic group, and its officers, directors, shareholders, partners, agents, Joint Provisional Liquidators, employees, representatives, successors and Subrogatory Creditors and Assignor Creditors by any way.

COMPENSATION. The Bankruptcy Creditors may not, under any hypothesis, promote the compensation, after the Request Date, of the Bankruptcy Credits that they hold with any credits held by the Debtors against them.

DISCLAIMER AND WAIVER OF EXEMPT PARTIES. Except as provided in Clause 6.12 below and when compliance with the obligations laid down in this plan, Bankruptcy Creditors expressly recognize and shall exempt the Exempt Parties, which have acted in conformity with the applicable laws and regulations, and any liability for acts performed and related obligations, or in connection with the Reorganization and/or Auxiliary Procedures, including the preparation of Judicial Reorganization and/or the Auxiliary Procedures and negotiation and documents of the Plan contracted before and/or during the course of the Reorganization, giving the Exempt Parties full, clear, irretractable and irrevocable release of all rights and material or moral claims that may arise from acts by any way to the extent that such releases are permitted by applicable law (except for the compliance with the terms of this plan, the Plan Support Agreement, from the date of closing, restructuring of the new instruments, which remain payable in full against all applicable parts, according to their respective terms). Except as provided in Clause 6.12 below and when compliance with the obligations laid down in this plan, Bankruptcy Creditors shall expressly and irrevocably, to the extent permitted by applicable law, waive any claims, actions or rights to file, promote or claim, judicial or extrajudicial, by any way and without reservations or exception, compensation for damage and/or other actions or measures against the Exempt Parties in relation to acts performed and obligations assumed by the Exempt Parties within the scope of the Judicial Reorganization, since your actions have been within the boundaries of applicable laws (except for the compliance with the terms of this plan, the Plan Support Agreement and the New Restructuring Instruments, as if they were effective from this date, which remain payable in full against all applicable parts, according to their respective terms). The Approval of the Plan also represents the agreement of the Bankruptcy Creditors with the payment of the costs of the Joint Provisional Liquidators, under the terms of the Term Sheet.

FORMALIZATION OF DOCUMENTS AND OTHER MEASURES. The Debtors undertake to perform all actions and signs all agreements and other documents that, with its form and content, are necessary or adequate to the fulfillment and implementation of this Plan and associated obligations.

ASSIGNMENT AND TRANSFER OF BANKRUPTCY CREDITS.

None of the Supporting Creditors may, until the Closing Date, assign any of the Supporting Credits to third parties, except as provided in the Plan Support Agreement.

This Plan or the Plan Support Agreement shall not be interpreted in any way to prevent Supporting Creditors from acquiring Additional Bankruptcy Credits, provided that any Supporting Creditor who acquires Bankruptcy Credits by the Closing Date does so in accordance with provisions of the Plan Support Agreement.

The Bankruptcy Creditors may assign or transfer their Bankruptcy Credits, provided that, under the following conditions: (i) the assignment is notified to the Debtors at least 10 Business Days before the payment dates; and (ii) the notification is accompanied by proof that the assignee has received and confirmed the receipt and acceptance of this Plan, acknowledging that the Bankruptcy Credit assigned, whether by law or voluntary adhesion, is subject to the effects of this Plan.

As of the Closing Date and observing the provisions of the Plan Support Agreement, except for the rule contained in Clause 6.11.3 above, Bankruptcy Credits that, due to their nature, shall circulate freely in the market.

Debtors are under no obligation to issue any document or publicly disclose any information for the purpose of allowing a Bankruptcy Creditor to transfer any of its Bankruptcy Credits.

The terms of any confidentiality agreements signed by the Debtors with third parties shall remain valid and effective, and this Plan or Plan Support Agreement shall not replace any rights or obligations arising from such confidentiality agreements.

Any transfer in violation of these provisions and the Plan Support Agreement shall be considered null and void ab initio.

SUBSEQUENT MILESTONES. This Plan foresees the achievement of the Subsequent Milestones. The term to reach the Subsequent Milestones may be extended pursuant to Clause 3(b) of Annex D to the Plan Support Agreement. Notwithstanding the provisions of this Plan, especially Clauses 6.1, 6.3, 6.4, 6.6, 6.7 and 6.9 above, in the event of failure to reach any of the Subsequent Milestones, after extensions if applicable, the consequences according to Annex D to the Plan Support Agreement shall apply, with due regard to the effectiveness and validity of the acts practiced regularly until then, pursuant to of this Plan, as applicable.

GENERAL PROVISIONS.

NON-COMPLIANCE WITH THE PLAN. For the purposes of this Plan, the non-compliance shall be effectively characterized if, upon receipt of notification sent by the injured party as a result of non-compliance with any obligation of the Plan, said non-compliance is not remedied within ninety (90) days counted from the receipt of the notification. In the event no remedy is realized after the term has elapsed, the Debtors may request, to the Court of Recovery, the convening of a Creditors’ Meeting with the purpose of deliberating with the Bankruptcy Creditors on the most appropriate measure to remedy the non-compliance with the Plan.

The provisions in Clause 7.1 above shall not apply (i) until the Closing Date, to the Supporting Creditors, to whom the provisions of the Plan Support Agreement regarding non-compliance and termination shall apply; (ii) after the Closing Date, the holders of the New Restructuring Instruments, for which the terms set forth in the New Restructuring Instruments shall apply; and (iii) on any date related to the provisions of Clause 6.12 above and the provisions of Annex D to the Plan Support Agreement.

EXISTING CONTRACTS AND CONFLICTS. In the event of conflict between the provisions of this Plan and the obligations under agreements entered into with any Bankruptcy Creditor prior to the Order Date, as provided in Clause 1.2 above.

CLOSING OF THE JUDICIAL REORGANIZATION. Once the Judicial Reorganization Plan has been approved, the Bankruptcy Creditors agree that the Remedies may waive supervision for the period of two (2) years provided for in Articles 61 and 63 of the LRF, and that the process should be terminated as soon as possible after the FPSO Assets, at which time the restructuring measures provided for in Clause 3 above shall have already been implemented.

COMMUNICATIONS. All notifications, requirements, requests and other communications to the Debtors, required or permitted by this Plan, to be effective shall be made in writing and shall be deemed to have been made when (i) sent by registered correspondence, with notice of receipt, or by courier, and effectively delivered or (ii) sent by e-mail or other means, when actually delivered and confirmed. All communications must be addressed as follows, except as otherwise expressly provided in this Plan, or, in any other way that may be informed by the Constellation Group:

GALDINO & COELHO ADVOGADOS

Av. Rio Branco, n. 138, 11° andar Rio de Janeiro, RJ

CEP: 20040-002

C/O: Flavio Galdino

Telephone: +55 21 3195-0240

Email: constellation@gc.com.br

FINANCIAL CHARGES. Except in the cases expressly provided for in the Plan, interest and monetary correction on the value of the Bankruptcy Credits shall not be charged.

CREDITS IN FOREIGN CURRENCY. Credits denominated in foreign currency shall be kept in the original currency for all legal purposes, in accordance with the provisions of article 50, paragraph 2, of the LRF. For the purposes of calculating limits and quorums set forth in this Plan, Credits denominated in foreign currency will be converted into Reais based on the closing price of the exchange rate of Reais, available at SISBACEN - Information System of the Central Bank of Brazil, transaction PTAX-800 on the Date of Homologation, unless otherwise stated in this Plan and or in the Plan Support Agreement.

SEVERABILITY OF PLAN FORECASTS. In the event that any term or provision of the Plan is considered to be invalid, void or ineffective by the Recovery Court, the remainder of the terms and provisions of the Plan shall remain valid and effective, unless, at the discretion of the Debtors, such partial invalidity of the Plan compromises the capacity for compliance, in which case, by simple declaration, it may return the Parties to the previous state and, if necessary, submit a new Judicial Recovery Plan to the approval of the creditors, provided that respecting the Plan Support Agreement.

APPLICABLE LAW. The rights, duties and obligations arising from this Plan shall be governed, interpreted and enforced in accordance with the laws in force in the Federative Republic of Brazil, even if the Credits, the Plan Support Agreement and the New Restructuring Instruments are governed by the laws of other jurisdictions.

ELECTION OF JURISDICTION. All disputes arising out of or relating to this Plan shall be resolved by the Recovery Court, subject to the provisions of the Plan Support Agreement.

Rio de Janeiro, June 28th, 2019.